

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2016

<u>Via E-mail</u>
Michael Bauersachs
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 210
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 28, 2016**
> **CIK No. 0001687187**

Dear Mr. Bauersachs:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Overview, page 1

2.   We note your statement regarding recent increases in U.S. coking coal prices. Please expand your description of the Metallurgical Coal Industry to provide further information

regarding such increases in domestic prices. Please include such disclosure in the summary section in a manner no less prominent than the present global coking coal pricing disclosure. In this regard, we note that your marketing strategy is focused on U.S. sales.

3.   Please disclose the projected decline in US coking coal exports, discussed on page 101, in your summary.

Corporate Reorganization, page 7

4.   Please clarify when the corporate reorganization events on page 8 will occur relative to the offering. We note your statement that they will occur in connection with the offering.

5.   Please revise your disclosure regarding the Reorganization Transactions to clearly explain the tax benefits that are associated with the organizational structure. Your revisions should explain the reasons for the "Up-C" structure. Please also consider adding risk factor disclosure related to the increased compliance costs of the multilayered structure of an Up-C.

6.   Please revise to summarize the payments to be made under the tax receivable agreement. Please also disclose the range of the future payouts that you expect to pay under the agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts. Please discuss the potential liability to the company if it fails to make such payouts. Revise your liquidity discussion on page 65 to discuss the negative effects of these payouts.

7.   Please provide an additional organizational chart that outlines the corporate structure pre-reorganization and IPO.

8.   You state Ramaco Resources, Inc. will be the sole managing member of Ramaco Development, LLC and will be responsible for all operational, management and administrative decisions relating to Ramaco Development's business. For an entity not to be a VIE, the equity holders have to demonstrate power through the ability to vote an equity investment at risk. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest, the entity is a VIE. Please tell us the consolidation model you are applying in accordance with ASC 810-10-15. If you determined Ramaco Development, LLC is a VIE, please explain how you determined Ramaco Resources, Inc. has the characteristics of a controlling financial interest per ASC 810-10-25-38A and provide the basis for consolidation and other VIE disclosures discussed in ASC 810-10-50. Alternatively, tell us how you concluded Ramaco Development, LLC was not a VIE pursuant to ASC 810-10-15-14(b).

Tax Receivable Agreement, page 9

9.   You state that you will enter into a tax receivable agreement with RD Unit Holders and certain other Existing Owners at the closing of the offering. Please provide the following:

- Since you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

- Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations.

Organization Structure Following this Offering, page 10

10.   Please revise the information in your organization structure diagram to identify the economic and voting interests of each of the entities identified.

11.   In the diagram of your corporate structure, you present Operating Subsidiaries below Ramaco Development, LLC. Please revise to present each significant operating subsidiary separately.

The Offering
Exchange Rights of RD Unit Holdings, page 14

12.   You disclose under the Ramaco Development Agreement, each RD Unit Holder will, subject to certain limitations, have the right to cause Ramaco Development to acquire all or a portion of its RD Units for shares of Class A common stock at an exchange ratio of one share of Class A common stock for each RD Unit exchanged. Alternatively, upon the exercise of the Exchange Right, Ramaco Inc. will have the right, pursuant to the Call Right, to acquire each tendered RD Unit directly from the exchanging RD Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. Please tell us how you plan to account for this Exchange Right in your financial statements and calculation of earnings per share. Please also explain how you will reflect the Exchange Right in the pro forma financial information.

Summary Historical Financial Data, page 16

13.   We note you have included a place holder for pro forma earnings per share in your Summary Historical Financial Data on page 16 and your Selected Historical Financial Data on page 60. Please provide sufficient information in a footnote or elsewhere in this

disclosure to describe the pro forma adjustments as a result of the reorganization and transaction.

14.   We note your disclosure that in connection with this offering certain corporate reorganization transactions will occur. You have also disclosed other adjustments as a result of the offering that appear factually supportable and will have an ongoing impact, such as the repayment of the note payable to Ramaco, LLC in the principal amount of approximately $10.6 million. Please provide pro forma balance sheet and income statement information reflecting these adjustments or tell us how you determined this information is not necessary.

Use of Proceeds, page 54

15.   Please set forth the interest rate and maturity of the note. See Instruction 4 to Item 504 of Regulation S-K.

16.   We note your statement that you intend to use the proceeds for general corporate purposes, including capital expenditures. You also state on page 66 that you intend to use proceeds to meet capital expenditures and operating plans. Please describe clearly the principal purposes for which the proceeds are to be used and the approximate amount to be used for each purpose.

17.   We note the disclosure in the risk factor on page 41 that you retain broad discretion as to the allocation of the net proceeds from the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

18.   Please revise the overview to discuss in greater detail the trends, events and uncertainties that may impact your future operations.

Factors Affecting Comparability of Future Results, page 63
Depreciation, Depletion and Amortization

19.   We note your disclosure that you will amortize costs of appraisal, mining and field development using the unit-of-production method based on total estimated proved coal reserves. Please clarify if you will also include probable reserves in your depletion base and revise your disclosure, if necessary. Also expand your critical accounting policies and estimates disclosure on page 66 to discuss the depletion base you plan to use and the critical estimates and judgments involved.

20.   You state costs of acquiring proved and unproved leasehold properties and associated asset retirement costs will be recovered through depletion using the unit-of-production method based on total estimated proven developed and undeveloped reserves. Please revise your disclosure to clearly state what is included in your depletion base in accordance with Industry Guide 7. In this regard, we note your disclosures on page 67 and F-11 state that the cost is amortized using the unit-of-production method over estimated recoverable reserves.

Liquidity and Capital Resources, page 65

21.   We note your statements regarding the $149.2 million your will be required to expend to develop your current projects. We also note the amount of cash disclosed on your most recent balance sheet and your intent to use certain proceeds of this offering to repay the promissory note to Ramaco, LLC. Please disclose in greater detail how you plan to address the funds necessary to achieve your business plan. Refer to Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.

22.   Please clarify your statements that you have a fully financed development portfolio, given your financial condition.

23.   Please revise your disclosure to include a discussion of changes in cash flows for all periods presented. Refer to Section IV of SEC Release 33-8350.

Business, page 70

24.   We note your disclosure of mineral reserves. Please forward to our engineer as supplemental information and not as part of your filing, your technical report(s) or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Permits obtained and permits required prior to starting mining and processing operations.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

25. We note the Elk Creek project reserves were estimated as of December 31, 2013. The disclosure under "Reserve Estimates" discusses the importance of accurate estimates of reserves upon your future performance. In this regard, you undertake to update estimates of reserves on an annual basis, taking into account numerous factors and assumptions, and changes in such factors and assumptions, as discussed in that section. Given the importance of accurate reserve estimates, please explain the basis for providing disclosure of reserve estimates determined almost three years ago.

26. In an appropriate location of your filing discuss the exploration and development drilling that you have performed on each of your properties. In this regard we reference paragraph (b)(4)(i) of Industry Guide 7.

27. In the footnotes to your reserve table please disclose the average coal price per ton that you use to assess you coking coal reserves. Please disclose the domestic and global benchmark price index from which the prices were obtained.

28. We note your disclosure of a projected mine life for Knox Creek. Please revise to remove the projected mine life (years) for Knox Creek until you have established proven or probable reserves. See paragraph (b)(5)(3) of Industry Guide 7.

29. We note your disclosure on pages 5 and 74 of your prospectus that forecasted production

amounts are based in part on the proven and probable coal reserves disclosed in this prospectus and in part on small amounts of additional coal deposits, which are not disclosed in this prospectus, that you control but do not meet the SEC's standards as proven or probable reserves. Only proven and probable reserves and estimates thereof can be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove forecasted production amounts that are not proven or probable reserves. See paragraph (b)(5)(3) of Industry Guide 7.

Current Projects page 70

30.   Please revise to include the acreage of each of your properties.

31.   Please revise to provide a brief description of all infrastructure including, but not limited to, the source of power and water and existing or historical mines.

Coal Preparation and Blending page 81

32.   Please revise to disclose the distance from each of your proposed mines to the location of proposed processing.

Industry, page 96

33.   Please provide us with a supplemental copy of the report prepared for you by Doyle Trading Consultants, cited in this section and elsewhere in your prospectus. Clearly mark the supporting statements in the supplemental materials.

The Metallurgical Coal Industry page 96

34.   Please include disclosure regarding historical domestic metallurgical coal pricing in your discussion of the U.S. coking coal market overview and historical global coke consumption. We suggest including this information in a chart or table.

Management, page 102

35.   Please disclose the business experience of each of your executive officers and directors during the past five years. For example, it is unclear what Mark Clemens' business experience was between June 2011 and January 2016. See Item 401(e) of Regulation S-K.

36.   Please disclose how long each director has served as such, as required by Item 401(a) of Regulation S-K.

Principal and Selling Stockholders, page 108

37.   Please state clearly the amount of securities to be offered for each security holder's

account. Refer to Item 507 of Regulation S-K. Please also revise the table to disclose the amount held by each beneficial owner before the offering and add disclosure that will reflect the amount and percentage of ownership after the offering assuming the overallotment is exercised, since the cover page reflects that overallotment will come from the selling shareholders. Lastly, please add to the beneficial ownership table all nominees, as required by Item 403(b).

Certain Relationships and Related Party Transactions, page 113

38.   We note the disclosures regarding the leases and subleases. Please disclose the royalty rates. Please also clearly discuss all other payments, such as the referenced overriding royalty payment, annual payments, foregoing throughput payments and supplemental throughput payments. To the extent any payments have been made under these leases or subleases, clearly disclose.

39.   We note the services agreement. Please disclose the amount that was paid or that is owed during the time period required by Item 404.

40.   Please revise the discussion of the tax receivable agreement on page 118 to clarify the reference to "certain circumstances," and "certain increases in tax basis." Please also revise to provide the disclosure required by Item 404(a)(3) of Regulation S-K as it relates to the estimated potential payments.

Notes to Balance Sheet
1. Nature of Operations, page F-4

41.   Please disclose your fiscal year end.

Ramaco Development, LLC
Notes to Consolidated Financial Statements, page F-10

42.   We note development activities were conducted by Ramaco, LLC through its subsidiaries, RAM Mining, LLC and Ramaco Resources, LLC, until August 2015 at which time Ramaco, LLC contributed the ownership interests in these subsidiaries to Ramaco Development, LLC. Based on your disclosure, it is unclear if Ramaco, LLC has other operating activities other than the development activities at RAM Mining, LLC and Ramaco Resources, LLC. We note you have provided carve-out financial statements for Ramaco, LLC. Please explain to us the assets and liabilities that were not contributed to Ramaco Development LLC and tell us why you believe full audited financial statements of Ramaco, LLC are not necessary.

Note 2. Related Party Transactions, page F-13

43.   We note that you allocated certain shared operating expense based on a percentage of total development costs incurred for Ramaco, LLC's different mining development

activities. We also note that your administrative services agreement with Ramaco, LLC was deferred until October 5, 2016. Please revise to provide more comprehensive disclosure to explain your expense allocation methodologies and confirm to us that the financial statements reflect all of the costs of doing business, per SAB Topic 1.B.

Ramaco Development, LLC
Notes to Unaudited Condensed Financial Statements, page F-23
Note 3. Asset Retirement Obligations (ARO), page F-24

44.   We note that you had no additional retirement obligations incurred during the six months ended June 30, 2016. However, we note you continued development activities for your mines and total amount capitalized increased from $16,008 to $18,249 during the period. Please explain why there was no increase in asset retirement obligations.

Recent Sales of Unregistered Securities, page II-2

45.   Please address the shares that are being issued in the corporate reorganization in this section, as it appears they will have been issued before completion of this offering.

Undertakings, page II-2

46.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits

47.   Please file related party agreements as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202) 551-3610 with any engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins LLP